Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 16, 2026

TO THE PROSPECTUS DATED APRIL 28, 2026

This Supplement No. 2 supplements, and should be read in conjunction with our prospectus dated April 28, 2026 and Supplement No. 1 dated May 15, 2026. Defined terms used in this Supplement No. 2 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of July 1, 2026;
•
to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to disclose the issuance of $82,088,648 of equity (“OP Equity”) in Cantor Fitzgerald Income Trust Operating Partnership, L.P. (the “Operating Partnership”) on June 1, 2026 in exchange for 4,036,311 Operating Partnership units (“OP Units”);
•
to provide an update on the composition of our portfolio; and
•
to provide an update on the status of our current public offering.

July 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class S	$20.35
Class I	$20.37
Class T	$20.35
Class D	$20.36

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

May 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	May 31, 2026	April 30, 2026
Investment in real estate	$1,057,655,000	$1,057,655,000
Investments in real estate-related assets	8,541,242	8,542,677
Investment in infrastructure fund, at fair value	9,951,997	9,531,627
Cash and cash equivalents	29,906,380	29,659,419
Other assets	13,133,742	13,705,479
Debt obligations (at fair market value)	(484,309,173)	(480,404,761)
Due to related parties(1)	(11,302,100)	(12,433,880)
Accounts payable and other liabilities	(19,212,451)	(19,011,334)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(1)	(27,354)	(26,771)
Non-controlling interests in subsidiaries	(229,014,606)	(228,417,296)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)	(20,000,000)
Net Asset Value	$355,322,677	$358,800,160
Number of outstanding shares and OP units(2)	17,448,106	17,642,862

(1) The distribution fee that is payable as of May 31, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for various DST properties.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of May 31, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$590,790,149	$317,063	$77,382,798	$27,655,805	$350,033	$353,701,846	$68,990,667	$1,119,188,361
Distribution fees due and payable	—	(85)	(18,313)	(1,891)	(80)	—	(6,985)	(27,354)
Debt obligations (at fair market value)	(255,654,095)	(137,203)	(33,486,051)	(11,967,566)	(151,471)	(153,058,283)	(29,854,504)	(484,309,173)
Due to related parties	(5,966,082)	(3,202)	(781,449)	(279,282)	(3,535)	(3,571,849)	(696,701)	(11,302,100)
Accounts payable and other liabilities	(10,141,748)	(5,443)	(1,328,384)	(474,751)	(6,008)	(6,071,796)	(1,184,321)	(19,212,451)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(120,890,797)	(64,879)	(15,834,502)	(5,659,086)	(71,626)	(72,376,458)	(14,117,258)	(229,014,606)
Series A Cumulative Perpetual Preferred Stock	(10,557,475)	(5,666)	(1,382,838)	(494,212)	(6,255)	(6,320,684)	(1,232,870)	(20,000,000)
Monthly NAV	$187,579,952	$100,585	$24,551,261	$8,779,017	$111,058	$112,302,776	$21,898,028	$355,322,677
Number of outstanding shares/units	9,210,397	4,943	1,206,395	431,153	5,457	5,514,199	1,075,562	17,448,106
NAV per share/unit	$20.37	$20.35	$20.35	$20.36	$20.35	$20.37	$20.36

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	May 31, 2026
Stockholders’ equity under U.S. GAAP	$483,946,807
Adjustments:
Unrealized depreciation of real estate	(50,609,030)
Unrealized appreciation of real estate-related assets	3,392,935
Unrealized appreciation of infrastructure fund	420,370
Acquisition costs	(7,997,914)
Deferred financing costs, net	(4,704,355)
Accrued distribution fee(1)	(85)
Accumulated depreciation and amortization	162,459,086
Fair value adjustment of debt obligations	38,986,029
Deferred rent receivable	(15,254,212)
Derivative assets, at fair value	(6,302,348)
Non-controlling interests in subsidiaries	(229,014,606)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)
NAV	$355,322,677

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of May 31, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.1%	6.7%	5.5%	6.3%	6.2%
Residual Discount Rate	7.3%	7.7%	7.0%	7.3%	7.3%
Average Holding Period (Yrs)	8.7	9.4	10.0	10.0	9.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.6%	-2.5%	-2.6%	-2.0%	-2.5%
	0.25% Decrease	2.9%	2.7%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-1.8%	-1.7%
	0.25% Decrease	1.7%	1.7%	1.9%	1.8%	1.7%

OP Unit Issuance

Our Operating Partnership is the holder of fair market value purchase options (each an “FMV Option”) for certain Delaware Statutory Trust (“DST”) offerings sponsored by an affiliate of our advisor, which provide us with the right, but not the obligation, to require the DST investors to exchange their interests for OP Units and cash. On June 1, 2026, a total of $82,088,648 of OP Equity was issued for 4,036,311 OP Units in connection with:

i. the exercise of the FMV Option for 100% of the DST interests in the CF Archer Multifamily DST in exchange for 2,270,421 OP Units and a cash payment of $2,461,129; and

ii. tender offers of OP Units in exchange for DST interests in CF Westchester.

Since inception, a total of $218,576,733 of OP Equity has been issued, representing 10,798,048 OP Units.

Combining these transactions with the OP Unit transactions in February 2026 and the Preferred Stock transaction in April 2026, the Company has issued a total of $178.4 million of capital in 2026 resulting in proforma Net Asset Value of $435.0 million which is a new peak. These additions result in multifamily properties comprising 51.7%, up from under 40.0% of the portfolio.

Portfolio Update

As of May 31, 2026, and June 1, 2026, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026 NAV, were as follows:

Year	As of May 31, 2026	As of June 1, 2026
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	12.2%	12.2%
2029	0.0%	0.0%
2030	0.0%	0.0%
2031	22.9%	22.9%
2032	18.1%	18.1%
2033	0.0%	0.0%
2034 2035 After 2036	0.0% 5.7% 41.0%	0.0% 5.7% 41.0%

As of May 31, 2026, and June 1, 2026, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026 NAV, was as follows:

Property Type	As of May 31, 2026	As of June 1, 2026
Multifamily	39.9%	51.7%
Single Tenant Office	28.4%	22.9%
Necessity Retail	16.2%	13.0%
Distribution/Logistics	10.6%	8.5%
Single Tenant Life Sciences	3.4%	2.7%
Data Center	1.5%	1.2%

As of May 31, 2026, and June 1, 2026, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026 NAV, was as follows:

State	As of May 31, 2026	As of June 1, 2026
Texas	19.5%	15.7%
Maryland	18.4%	14.7%
Ohio	13.7%	11.0%
California	12.6%	10.1%
New Jersey	7.9%	6.3%
Kansas	7.4%	6.0%
Wisconsin	6.9%	5.5%
South Carolina	4.8%	3.8%
Arizona	4.5%	3.6%
Georgia	0.0%	11.5%
New York	0.0%	8.3%
Other	4.3%	4.3%

As of May 31, 2026, and June 1, 2026, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026 NAV, was as follows:

•Common Equity – 100.0%

As of May 31, 2026, and June 1, 2026, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

Maturity Year	As of May 31, 2026	As of June 1, 2026
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	14.6%	11.7%
2029	0.0%	0.0%
2030	2.9%	2.3%
2031	44.4%	35.6%
2032	30.7%	24.7%
2033	7.4%	25.6%
2034	0.0%	0.0%
2035	0.0%	0.0%
After 2036	0.0%	0.0%

As of May 31, 2026, and June 1, 2026, the weighted average lease term remaining of our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026, NAV, was 7.7 years.

As of May 31, 2026, and June 1, 2026, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our May 31, 2026, NAV, was 95.1% and 94.9%, respectively. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of May 31, 2026, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our May 31, 2026, NAV was $1.1 billion and $636 million as adjusted for ownership percentage. If the May 31, 2026 valuations were utilized as of June 1, 2026, the total value of real estate assets (after taking into account the UPREIT transactions) would have been $1.28 billion and $795 million as adjusted for ownership percentage.

As of May 31, 2026, we held $3.3 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $47.0 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of June 1, 2026, we have issued (i) 9,464,250 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $267.8 million and (ii) 1,518,744 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $35.5 million. As of May 31, 2026, our aggregate NAV was $355.3 million. On May 31, 2026, we repurchased 221,253 shares of common stock pursuant to our share repurchase program for aggregate consideration of $4.5 million, honoring 49.1% of redemption requests for the month of May 2026. We intend to continue selling shares on a monthly basis.

As of June 1, 2026, we have 50 million shares of preferred stock, $0.01 par value, authorized. On April 8, 2026, we closed on an underwritten public offering of 800,000 shares of Series A Preferred Stock. Combining this transaction with the OP Unit transactions in January and June 2026, the Company has issued a total of $178.4 million of capital in 2026 resulting in proforma Net Asset Value of $435.0 million which is a new peak.